United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

Form 11-K

( X ) Annual Report Pursuant To Section 15(d) Of The Securities and Exchange Act of 1934

                      For the year ended December 31, 1998.

or
( ) Transition Report Pursuant to Section 15(d) Of The Securities Exchange Act of 1934


                   Commission File Number 0-15405 or 33-50412



                      DATA TRANSMISSION NETWORK CORPORATION
                                   401(k) PLAN
                             Full Title of the Plan


                      DATA TRANSMISSION NETWORK CORPORATION
                          9110 W. Dodge Road, Suite 200
                                 Omaha, NE 68114
                    Name of Issuer of Securities and Address
                          of Principal Executive Office



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



Date: June 25, 1999   Name of Plan: Data Transmission Network Corporation 401(k)
                      Plan

                      Signature: /s/ Greg T. Sloma
                                 ----------------------------------------
                                   Greg T. Sloma
                                   Plan Administrator

                DATA TRANSMISSION NETWORK CORPORATION 401(k) PLAN

TABLE OF CONTENTS

(a)  Financial Statements:

     Independent Auditors' Report                                      3

     Statements of Net Assets Available for
     Benefits as of December 31, 1998 and 1997                       4 - 8

     Statements of Changes in Net Assets Available for Benefits
     for the Years Ended December 31, 1998 and 1997                  9 - 13

     Notes to Financial Statements                                  14 - 17



(b)  Supplemental Schedules:

     Item 27a - Schedule of Assets Held for Investment
                      Purposes -  December 31, 1998                    18

     Item 27d - Schedule of Reportable Transactions - For The
                      Year Ended December 31, 1998                     19



(c)  Exhibits:

     Exhibit A - Independent Auditors' Consent                         20





                              REQUIRED INFORMATION

The Plan financial statements and schedules are prepared in accordance with the financial reporting requirements of ERISA and are included herein as listed in the Table of Contents shown above.

INDEPENDENT AUDITORS' REPORT



Data Transmission Network Corporation 401(k) Plan
Data Transmission Network Corporation
Omaha, Nebraska

We have audited the accompanying statements of net assets available for benefits of the Data Transmission Network Corporation 401(k) Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Data Transmission Network Corporation 401(k) Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes at December 31, 1998 and Reportable Transactions for the year ended December 31, 1998, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedules and supplemental information by fund are the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.





Deloitte & Touche LLP

June 16, 1999
Omaha, Nebraska


                                                    DATA TRANSMISSION NETWORK CORPORATION 401(k) PLAN
                                                     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                                     DECEMBER 31, 1998

                                                              Supplemental Information By Fund
                                   ----------------------------------------------------------------------------------------
                                             DTN            Short Term       Intermediate     Fixed Income     Equity Stock
                                         Common Stock       Government        Term Bond       Mutual Fund      Mutual Fund
                                             Fund           Securities       Mutual Fund
                                   ----------------------------------------------------------------------------------------


   Investments, At Fair
      Value (Note 4):

DTN Common Stock                        $8,626,406            $   -            $    -            $    -          $     -

Intermediate Term Bond
Mutual Fund                                   -                   -              360,699              -                -

Fixed Income Mutual Fund                      -                   -                 -              477,817             -

Equity Stock Mutual Fund                      -                   -                 -                 -           3,042,140

Balanced Mutual Fund                          -                   -                 -                 -                -

Small Cap Mutual Fund                         -                   -                 -                 -                -

Templeton Foreign Fund                        -                   -                 -                 -                -

Vanguard Index 500 Fund                       -                   -                 -                 -                -

Vanguard US Growth Fund                       -                   -                 -                 -                -

Money Market Fund                          521,615             606,043                16             6,548             -
                                   ----------------------------------------------------------------------------------------

     Total Investments                   9,148,021             606,043           360,715           484,365        3,042,140

Cash & Cash Equivalents                      1,873               2,323                 1                26            9,163
                                   ----------------------------------------------------------------------------------------

 Net Assets Available For
         Benefits                       $9,149,894            $608,366          $360,716          $484,391       $3,051,303
                                   ========================================================================================

See notes to financial statements.



                                             DATA TRANSMISSION NETWORK CORPORATION 401(k) PLAN
                                              STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                             DECEMBER 31, 1998
                                                                 (continued)
                                                    Supplemental Information By Fund
                                   ----------------------------------------------------------------------------------
                                        Balanced          Small Cap Mutual          Templeton         Vanguard Index
                                      Mutual Fund               Fund               Foreign Fund          500 Fund
                                   ----------------------------------------------------------------------------------

   Investments, At Fair
      Value (Note 4):

DTN Common Stock                      $   -               $   -                    $   -              $    -

Intermediate Term Bond
Mutual Fund                               -                   -                        -                   -

Fixed Income Mutual Fund                  -                   -                        -                   -

Equity Stock Mutual Fund                  -                   -                        -                   -

Balanced Mutual Fund                   378,825                -                        -                   -

Small Cap Mutual Fund                     -                346,309                     -                   -

Templeton Foreign Fund                    -                   -                     251,955                -

Vanguard Index 500 Fund                   -                   -                        -                449,171

Vanguard US Growth Fund                   -                   -                        -                   -

Money Market Fund                           33                  53                      420                  89
                                   ----------------------------------------------------------------------------

     Total Investments                 378,858             346,362                  252,375             449,260

Cash & Cash Equivalents                   -                      1                    2,535               3,641
                                   ----------------------------------------------------------------------------


 Net Assets Available For
         Benefits                     $378,858            $346,363                 $254,910            $452,901
                                   ============================================================================

See notes to financial statements.




                                 DATA TRANSMISSION NETWORK CORPORATION 401(k) PLAN
                                  STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                DECEMBER 31, 1998
                                                   (continued)
                                         Supplemental Information By Fund

                                -----------------------------------------------------
                                  Vanguard US       Cash Transfer
                                  Growth Fund           Fund               Total
                                ------------------------------------------------------

   Investments, At Fair
      Value (Note 4):

DTN Common Stock                   $   -             $ -                  $ 8,626,406

Intermediate Term Bond
Mutual Fund                            -               -                      360,699

Fixed Income Mutual Fund               -               -                      477,817

Equity Stock Mutual Fund               -               -                    3,042,140

Balanced Mutual Fund                   -               -                      378,825

Small Cap Mutual Fund                  -               -                      346,309

Templeton Foreign Fund                 -               -                      251,955

Vanguard Index 500 Fund                -               -                      449,171

Vanguard US Growth Fund             418,910            -                      418,910

Money Market Fund                       104            -                    1,134,921
                                ------------------------------------------------------

     Total Investments              419,014            -                   15,487,153

Cash & Cash Equivalents               7,753           (227)                    27,089
                                ======================================================


 Net Assets Available For
         Benefits                  $426,767          ($227)               $15,514,242
                                ======================================================

See notes to financial statements.


                                         DATA TRANSMISSION NETWORK CORPORATION 401(k) PLAN
                                           STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                         DECEMBER 31, 1997

                                                  Supplemental Information By Fund
                             ----------------------------------------------------------------------------------------
                                   DTN            Short Term       Intermediate      Fixed Income     Equity Stock
                               Common Stock       Government        Term Bond        Mutual Fund       Mutual Fund
                                   Fund           Securities       Mutual Fund
                             ----------------------------------------------------------------------------------------


   Investments, At Fair
      Value (Note 4):

DTN Common Stock                $8,652,000        $   -             $   -             $   -            $     -

Intermediate Term Bond
Mutual Fund                           -               -              269,838              -                  -

Fixed Income Mutual Fund
                                      -               -                 -              320,942               -

Equity Stock Mutual Fund
                                      -               -                 -                 -             2,646,795

Balanced Mutual Fund
                                      -               -                 -                 -                  -

Small Cap Mutual Fund
                                      -               -                 -                 -                  -

Templeton Foreign Fund
                                      -               -                 -                 -                  -

Money Market Fund                  143,067         563,653              -                 -                 1,496
                             ----------------------------------------------------------------------------------------

     Total Investments           8,795,067         563,653           269,838           320,942          2,648,291


Contributions Receivable              -               -                 -                 -                  -

Cash & Cash Equivalents                632           2,348               297               425              4,917
                             ----------------------------------------------------------------------------------------


 Net Assets Available For
         Benefits               $8,795,699        $566,001          $270,135          $321,367         $2,653,208
                             ========================================================================================

See notes to financial statements.


                                          DATA TRANSMISSION NETWORK CORPORATION 401(k) PLAN
                                           STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                         DECEMBER 31, 1997
                                                            (continued)
                                                  Supplemental Information By Fund
                             ---------------------------------------------------------------------------------------

                                Balanced     Small Cap Mutual       Templeton       Cash Transfer
                              Mutual Fund          Fund           Foreign Fund         Account           Total
                             ---------------------------------------------------------------------------------------


   Investments, At Fair
      Value (Note 4):

DTN Common Stock              $  -            $   -               $   -              $   -             $ 8,652,000

Intermediate Term Bond
Mutual Fund                      -                -                   -                  -                 269,838

Fixed Income Mutual Fund         -                -                   -                  -                 320,942

Equity Stock Mutual Fund         -                -                   -                  -               2,646,795

Balanced Mutual Fund           81,002             -                   -                  -                  81,002

Small Cap Mutual Fund            -             203,868                -                  -                 203,868

Templeton Foreign Fund           -                -                136,180               -                 136,180

Money Market Fund                -                -                   -                  -                 708,216
                             ---------------------------------------------------------------------------------------

     Total Investments         81,002          203,868             136,180               -              13,018,841


Contributions Receivable         -                -                   -               104,532              104,532

Cash & Cash Equivalents            66              141               1,762                277               10,865
                             =======================================================================================


 Net Assets Available For
         Benefits             $81,068         $204,009            $137,942           $104,809          $13,134,238
                             =======================================================================================

See notes to financial statements.



                                         DATA TRANSMISSION NETWORK CORPORATION 401(k) PLAN
                                     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                    YEAR ENDED DECEMBER 31, 1998

                                                  Supplemental Information By Fund
                             -------------------------------------------------------------------------------
                                  DTN            Short Term      Intermediate       Fixed       Equity Stock
                             Common Stock        Government        Term Bond        Income      Mutual Fund
                                 Fund            Securities      Mutual Fund      Mutual Fund
                             -------------------------------------------------------------------------------


Net Assets Available for
Benefits, Beginning of
Period                        $8,795,699          $566,001         $270,135        $321,367      $2,653,208

Additions:

Investment Income:
Net Appreciation
   (Depreciation) in Fair
   Value of Investments          452,864               (24)           6,826          10,828        (110,319)

Interest                          10,623            33,291                2              43              40

Dividends                              3              -              19,529          26,338         299,656
                             -------------------------------------------------------------------------------

Total Investment                 463,490            33,267           26,357          37,209         189,377
Income (Loss)

Contributions

Employer                         479,296            45,032           36,743          42,517         288,852

Employee                         979,370            86,020           77,547          79,065         646,860
                             -------------------------------------------------------------------------------

    Total Contributions        1,458,666           131,052          114,290         121,582         935,712

                             -------------------------------------------------------------------------------

Total Additions                1,922,156           164,319          140,647         158,791       1,125,089

Deductions:
Distributions to Plan
Participants                  (1,235,645)          (41,833)         (29,720)        (23,772)       (372,357)

Fees and Expenses                (18,744)           (3,021)          (1,540)         (1,716)        (13,995)

Transfer of Assets (To)
From Other Funds                (313,572)          (77,100)         (18,806)         29,721        (340,642)
                             -------------------------------------------------------------------------------

  Net Increase (Decrease)        354,195            42,365           90,581         163,024         398,095
                             -------------------------------------------------------------------------------

Net Assets Available for
Benefits, End of Period       $9,149,894          $608,366         $360,716        $484,391      $3,051,303
                             ===============================================================================

See notes to financial statements.



                                         DATA TRANSMISSION NETWORK CORPORATION 401(k) PLAN
                                     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                    YEAR ENDED DECEMBER 31, 1998
                                                            (Continued)

                                                  Supplemental Information By Fund
                             ----------------------------------------------------------------------

                             Balanced Mutual      Small Cap         Templeton      Vanguard Index
                                   Fund          Mutual Fund       Foreign Fund       500 Fund
                             ----------------------------------------------------------------------


Net Assets Available for
Benefits, Beginning of
Period                           $ 81,068          $204,009           $137,942        $   -

Additions:

Investment Income:
Net Appreciation
   (Depreciation) in Fair
   Value of Investments            (8,511)          (59,906)           (63,254)         77,502

Interest                                3                 8                 22              45

Dividends                          20,502            17,148             28,103            -
                             ----------------------------------------------------------------------

Total Investment Income            11,994           (42,750)           (35,129)         77,547
(Loss)

Contributions

Employer                           49,962            68,276             43,956          14,318

Employee                          149,414           177,426            109,534          33,976
                             ----------------------------------------------------------------------

    Total Contributions           199,376           245,702            153,490          48,294
                             ----------------------------------------------------------------------

Total Additions                   211,370           202,952            118,361         125,841

Deductions:
Distributions to Plan
Participants                      (16,582)          (47,928)           (21,436)         (3,192)

Fees and Expenses                    (957)           (1,600)              (208)           -

Transfer of Assets (To)
From Other Funds                  103,959           (11,070)            20,251         330,252
                             ----------------------------------------------------------------------

  Net Increase (Decrease)         297,790           142,354            116,968         452,901
                             ======================================================================

Net Assets Available for
Benefits, End of Period          $378,858          $346,363           $254,910        $452,901
                             ======================================================================

See notes to financial statements.



                                              DATA TRANSMISSION NETWORK CORPORATION 401(k) PLAN
                                          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                         YEAR ENDED DECEMBER 31, 1998
                                                                 (Continued)

                                                       Supplemental Information By Fund
                                            ---------------------------------------------------

                                              Vanguard US      Cash Transfer
                                              Growth Fund          Fund             Total
                                            ---------------------------------------------------


Net Assets Available for
Benefits, Beginning of
Period                                         $   -             $104,809         $13,134,238

Additions:

Investment Income:
Net Appreciation
   (Depreciation) in Fair
   Value of Investments                          65,179              (506)            370,679

Interest                                             38              -                 44,115

Dividends                                        25,004              -                436,283
                                            ---------------------------------------------------

Total Investment Income                          90,221              (506)            851,077
(Loss)

Contributions

Employer                                         17,766            (61,781)         1,024,937

Employee                                         44,982            (42,750)         2,341,444
                                            ---------------------------------------------------

    Total Contributions                          62,748           (104,531)         3,366,381
                                            ---------------------------------------------------

Total Additions                                 152,969           (105,037)         4,217,458

Deductions:
Distributions to Plan
Participants                                     (3,208)              -            (1,795,673)

Fees and Expenses                                  -                  -               (41,781)

Transfer of Assets (To)
From Other Funds                                277,006                  1               -
                                            ---------------------------------------------------

  Net Increase (Decrease)                       426,767           (105,036)         2,380,004
                                            ===================================================

Net Assets Available for
Benefits, End of Period                        $426,767              ($227)       $15,514,242
                                            ===================================================

See notes to financial statements.




                                         DATA TRANSMISSION NETWORK CORPORATION 401(k) PLAN
                                     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                    YEAR ENDED DECEMBER 31, 1997

                                                  Supplemental Information By Fund
                             --------------------------------------------------------------------------
                                  DTN         Short Term     Intermediate       Fixed      Equity Stock
                             Common Stock     Government       Term Bond        Income      Mutual Fund
                                 Fund         Securities      Mutual Fund    Mutual Fund
                             --------------------------------------------------------------------------


Net Assets Available for
Benefits, Beginning of
Period                        $5,792,785       $625,409        $332,805        $323,371     $1,864,948

Additions:

Investment Income:
Net Appreciation
   (Depreciation) in Fair
   Value of Investments        1,527,463         (6,969)          2,720          10,419        147,560

Interest                          11,719         34,773              17              16             89

Dividends                           -              -             16,491          19,125        236,109
                             --------------------------------------------------------------------------

Total Investment Income        1,539,182         27,804          19,228          29,560        383,758
(Loss)

Contributions

Employer                         439,256         58,834          37,620          43,376        284,935

Employee                         792,955         94,294          58,219          80,623        580,813
                             --------------------------------------------------------------------------

    Total Contributions        1,232,211        153,128          95,839         123,999        865,748

                             --------------------------------------------------------------------------

Total Additions                2,771,393        180,932         115,067         153,559      1,249,506

Deductions:
Distributions to Plan
Participants                    (245,855)       (28,208)        (21,050)        (24,621)      (208,472)

Fees and Expenses                (21,433)        (3,623)         (1,971)         (2,068)       (14,220)

Transfer of Assets (To)
From Other Funds                 498,809       (208,509)       (154,716)       (128,874)      (238,554)
                             --------------------------------------------------------------------------

  Net Increase (Decrease)      3,002,914        (59,408)        (62,670)         (2,004)       788,260
                             --------------------------------------------------------------------------

Net Assets Available for
Benefits, End of Period       $8,795,699       $566,001        $270,135        $321,367     $2,653,208
                             ==========================================================================

See notes to financial statements.


                                         DATA TRANSMISSION NETWORK CORPORATION 401(k) PLAN
                                     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                    YEAR ENDED DECEMBER 31, 1997
                                                            (Continued)

                                                  Supplemental Information By Fund
                             --------------------------------------------------------------------------------------
                               Balanced Mutual      Small Cap         Templeton       Cash Transfer
                                   Fund            Mutual Fund       Foreign Fund        Account          Total
                             --------------------------------------------------------------------------------------


Net Assets Available for
Benefits, Beginning of
Period                         $  -                $   -             $   -             $197,846         $9,137,164

Additions:

Investment Income:
Net Appreciation
   (Depreciation) in Fair
   Value of Investments          3,925               13,351           (22,946)             -             1,675,523

Interest                             6                    9                 3               256             46,888

Dividends                        2,339                9,272            10,383              -               293,719
                             --------------------------------------------------------------------------------------

Total Investment Income          6,270               22,632           (12,560)              256          2,016,130
(Loss)

Contributions

Employer                        19,767               30,494            15,984           (9,510)            920,756

Employee                        36,677               65,767            33,450          (13,818)          1,728,980
                             --------------------------------------------------------------------------------------

    Total Contributions         56,444               96,261            49,434          (23,328)          2,649,736
                             --------------------------------------------------------------------------------------

Total Additions                 62,714              118,893            36,874          (23,072)          4,665,866

Deductions:
Distributions to Plan
Participants                    (8,236)             (11,462)           (6,805)         (69,859)           (624,568)

Fees and Expenses                 (247)                (532)              (24)            (106)            (44,224)

Transfer of Assets (To)
From Other Funds                26,837               97,110           107,897             -                   -
                             --------------------------------------------------------------------------------------

  Net Increase (Decrease)       81,068              204,009           137,942          (93,037)          3,997,074
                             ======================================================================================

Net Assets Available for
Benefits, End of Period        $81,068             $204,009          $137,942         $104,809         $13,134,238
                             ======================================================================================

See notes to financial statements.


                DATA TRANSMISSION NETWORK CORPORATION 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 1998 AND 1997

1.       Description of the Plan

         The following brief description of the Data Transmission Network Corporation 401(k) Plan (the Plan) is provided for general information only. Participants should refer to the Plan Agreement for more complete information.

         General - The Plan, which first became effective on July 1, 1988, was established to provide certain employees of Data Transmission Network Corporation (the Company or DTN) a formal plan to save for retirement. Effective January 1, 1998, all full-time employees who have completed 90 days of service are eligible to participate in the Plan, although participation by eligible employees is voluntary. The Plan is administered by the Company. The Trustee for the Plan is First National Bank of Omaha. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

         Contributions - Each participant may, subject to the maximum limitations under ERISA, authorize the Company to reduce their compensation by a percentage between 1/2% and 15%, and have such amount contributed to the Plan on their behalf as a basic contribution. Currently, the Company will make a matching contribution equal to 100% of the participant's basic contribution after the participant has completed one year of service, but such matching contribution shall not exceed 4% of the participant's compensation. The Company may make discretionary contributions in addition to the matching contributions mentioned above. The Company has elected not to make any discretionary contributions since the Plan's inception.

         The Plan permits participants to rollover qualified contributions from other qualified plans into the Plan.

         Contributions are invested at the participant's discretion in one or more of ten funds: a DTN Common Stock Fund consisting of common stock of the Company; a Short Term Government Securities Fund consisting of U.S. Treasury Bills and other money market type investments; an Intermediate Term Bond Mutual Fund investing primarily in government and corporate bonds; a Fixed Income Mutual Fund investing in longer-term corporate bonds; an Equity Stock Mutual Fund investing in common stock and other equity investments; a Balanced Mutual Fund investing in common stocks and investment grade fixed income securities; a Small Cap Mutual Fund investing primarily in common stock of small capitalization companies; a Templeton Foreign Fund investing in stocks and debt obligations of companies and governments outside the United States; a Vanguard Index 500 Fund investing in stocks that make up the Standard & Poor's 500 Composite Stock Price Index; and a Vanguard US Growth Fund investing in large, high-quality, seasoned U.S. companies with records of exceptional growth and above-average prospects for future growth.

         A participant's basic contributions are made on a pre-tax basis (i.e.: excluded from gross income for the participant's personal tax purposes). Such contributions are subject to social security taxes. Amounts contributed by the Company are deductible currently by the Company. A participant does not become subject to federal income taxes on basic contributions or on the amount of Company contributions and Plan earnings until such amounts are withdrawn or distributed. The tax consequences of distributions to participants will vary depending on the circumstances at the time of distribution. If a participant does not direct his distribution at termination to another qualified plan, the distribution will be subject to a 20% tax/penalty.

         Vesting - All participants are 100% vested in their basic, matching and rollover contributions at all times.

         Distributions - The normal form of benefit for a participant who is terminating or retiring is a lump sum payment in Company common stock, cash or both. Retiring participants may elect installment payments generally over their assumed life expectancy.

         Plan Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue it's matching contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will remain 100 percent vested in their accounts.

         Fees and Expenses

         All administrative expenses of the Plan are paid out of the Plan assets.

2.       Summary of Significant Accounting Policies

         Investments in common stock of DTN are recorded at fair value as determined by the closing bid price quoted on the National Association of Securities Dealers Automated Quotation System (NASDAQ-NMS) on the last business day of the year.

         Investments in U.S. Treasury Bills within the Short Term Government Securities Fund are recorded at fair market value based on quoted bond prices. Investments in the Intermediate Term Bond Mutual Fund, Fixed Income Mutual Fund, Equity Stock Mutual Fund, Balanced Mutual Fund, Small Cap Mutual Fund, Templeton Foreign Fund, Vanguard Index 500 Fund, and Vanguard US Growth Fund are recorded at the net asset value of the mutual fund as quoted by each mutual fund on the last business day of the year, which approximates fair value.

         Net appreciation (depreciation) in the fair value of investments is based upon the fair value of the investments at the beginning of the year or cost, if purchased during the year.

         Interest and dividend income are recorded on the accrual basis.

         The Plan's policy is to record benefit payments upon distribution of balances to participants. Benefits due and unpaid to terminated participants were $0 and $277 at December 31, 1998 and 1997, respectively.

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.       Income Tax Status

         The Plan obtained its latest determination letter on October 20, 1992, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

4.       Investments

         The following table presents the fair value of investments at December 31, 1998 and 1997. Investments that represent five percent or more of the Plan's net assets are separately identified:

                                                                    1998                               1997
                                                      -----------------------------------------------------------------------
         Investments at Fair Value as Determined by      Number of                           Number of
                    Quoted Market Price               Shares/Units or     Fair Value      Shares/Units or       Fair Value
                                                      Principal Amount                    Principal Amount
         --------------------------------------------------------------------------------------------------------------------

         Data Transmission Network
         Corporation Common Stock                       298,750.000       $8,626,406         309,000.000        $8,652,000

         Mutual Funds:

              First Omaha Balanced Mutual Fund           32,461.470          378,825           7,013.145            81,002

              First Omaha Equity Stock Mutual Fund      211,113.147        3,042,140         179,809.439         2,646,795

              First Omaha Fixed Income Mutual Fund       44,489.454          477,817          30,741.600           320,942

              First Omaha Intermediate Term Bond
              Mutual Fund                                35,362.683          360,699          27,092.196           269,838

              First Omaha Small Cap Mutual Fund          30,538.741          346,309          16,574.640           203,868

              Templeton Foreign Fund                     30,030.364          251,955          13,686.404           136,180

              Vanguard Index 500 Fund                     3,941.829          449,171                -                 -

              Vanguard US Growth Fund                    11,173.920          418,910                -                 -

                Money Market Fund                              -           1,134,921                -              708,216
                                                                         -----------                           -----------

                                                                         $15,487,153                           $13,018,841
                                                                         ===========                           ===========

5.       Reconciliation of Financial Statements to Form 5500

         The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500.

                                                                        December 31,
                                                                 1998                1997
                                                              --------------------------------
         Net Assets Available For Benefits Per
          The Financial Statements                            $15,514,242         $13,134,238
         Amounts Allocated to Withdrawing Participants                  0                (277)
                                                              --------------------------------

              Net Assets Available for Benefits Per
                the Form 5500                                 $15,514,242         $13,133,961
                                                              ================================



     The following is a reconciliation of distributions to plan participants per the financial statements to the Form 5500.

                                                                 Year Ended
                                                              December 31, 1998
                                                              ------------------

Distributions to Plan Participants Per The Financial
 Statements                                                       $1,795,673
Add:  Amounts Allocated To Withdrawing Participants At
      Current Year End                                                     0
Less: Amounts Allocated to  Withdrawing
      Participants At Prior Year End                                    (277)
                                                                  ===========

Distributions to Plan Participants Per the Form 5500              $1,795,396
                                                                  ===========



         Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been approved for payment at December 31 but not yet paid as of that date.

6.       Related Party Transactions

         Certain Plan investments are shares of mutual funds managed by First National Bank of Omaha. First National Bank of Omaha is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

         The Plan has an investment in DTN common stock. DTN is the Plan sponsor and, therefore, these transactions qualify as party-in-interest.


                                         DATA TRANSMISSION NETWORK CORPORATION 401(k) PLAN
                                                       SUPPLEMENTAL SCHEDULES
                                     ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                         DECEMBER 31, 1998




                Column B                                            Column C                             Column D         Column E
 Identity of Issue, Borrower, Lessor or      Description of Investment Including Collateral, Rate of       Cost        Current Value
             Similar Party                       Interest, Maturity Date, Par or Maturity Value
------------------------------------------------------------------------------------------------------------------------------------

 Data Transmission Network
 Corporation Common Stock*                                   298,750.000 shares                         $3,446,850       $8,626,406

First Omaha Balance Mutual Fund*                               32,461.47 units                             387,755          378,825

First Omaha Equity Stock Mutual Fund*                        211,113.147 units                           3,122,792        3,042,140

First Omaha Fixed Income Mutual Fund*                         44,489.454 units                             457,514          477,817

First Omaha Intermediate Term Bond
Mutual Fund*                                                  35,362.683 units                             353,219          360,699

First Omaha Small Cap Mutual Fund*                            30,538.741 units                             366,032          346,309

Templeton Foreign Fund                                        30,030.364 units                             295,606          251,955

Vanguard Index 500 Fund                                        3,941.829 units                             375,670          449,171

Vanguard US Growth Fund                                       11,173.92 units                              358,907          418,910

Money Market Fund                                           Short-term Investment Fund                   1,134,921        1,134,921
                                                                                                        ==========       ==========


           Total Investments                                                                           $10,299,266      $15,487,153
                                                                                                       ===========      ===========

*Represents a Party-In-Interest




                                         DATA TRANSMISSION NETWORK CORPORATION 401(k) PLAN
                                                       SUPPLEMENTAL SCHEDULES
                                           ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                                                    YEAR ENDED DECEMBER 31, 1998


                                    Series Transactions, When Aggregated, Involving an Amount in
                                     Excess of Five Percent of the Current Value of Plan Assets

                 Column A                      Column C          Column D           Column E            Column F         Column G

                                               Number of      Number of Sales  Total Dollar Value     Total Dollar       Realized
       Identity of Party Involved              Purchases                          of Purchases       Value of Sales       Gain or
                                                                                                                          (Loss)
------------------------------------------------------------------------------------------------------------------------------------

Data Transmission Network Corporation
Common Stock*                                      8                31            $  221,125         $  698,289          $622,772

First Omaha Equity Stock Mutual Fund*             63                38             1,474,527            973,776           131,107

First Omaha Money Market Fund*                     -                 -             3,727,227          3,300,518              -


*Represents a Party-In-Interest


                                    Exhibit A


INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Post-Effective Amendment No. 1 to Registration Statement No. 33-50412 and Registration Statement No. 333-37999 on Forms S-8 of our report dated June 16, 1999, appearing in this Annual Report on Form 11-K of the Data Transmission Network Corporation 401(k) Plan for the year ended December 31, 1998.





DELOITTE & TOUCHE LLP

Omaha, Nebraska
June 16, 1999